 COVER LETTER
A  PROFESSIONAL  CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LneilsonLaw@aol.com

September 8, 2010

Securities and Exchange Commission
Attn:  Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Protect Pharmaceutical Corporation
Amendment No. 4 to
Registration Statement on Form 10-12G
SEC File No.  000-54001

Dear Mr. Riedler:

In response to your letter dated September 2, 2010, the following information, corresponding sequentially to the paragraph in your letter, is hereby submitted on behalf of the Registrant, Protect Pharmaceutical Corporation (“Protect” or the “Company”).  Amendment No. 4 to the registration statement is being filed concurrently with this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments and updated financial statements through June 30, 2010.  For your convenience, we have reproduced below the comments contained in the Staff’s September 2-letter in italicized text immediately before our response.  Also, as soon as possible we will provide you with a printed courtesy copy of the Amendment marked to show changes.

June 30, 2010 Financial Statements

Statement of Operations

Comment 1.
Please refer to your revised disclosure in response to our comment one. We note that you revised your financial statements to expense the cost of the patents. However, the current statement of operations reflects this cost as being incurred in the three month period ended June 30, 2010.  As you have concluded that the patent costs should have been expensed upon acquisition in February 2010, please amend your Form 10-12G and your Form 10-Q for the period ended June 30, 2010 to correct your financial statements.  Please also file an Item 4.02(a) Form 8·K announcing that the previously issued financial statements should no longer be relied upon because of an error in such financial statements.  Please note that according to Section B to the General Instructions to Form 8-K require that this be filed within four business days after such a determination is made.  Lastly, please revise your disclosure to include the information previously provided regarding the nature of the patent applications acquired, as it appears to be significant to your business.

Securities and Exchange Commission
September 8, 2010

Response to Comment 1:  We have restated the statements of operations for the three months ended June 30, 2010 to reflect the expensing of the patent acquisition costs in the first quarter instead of the second quarter.  We have also added note 8 to the financial statements to discuss the restatement.  We are filing an amendment to the Form 10-Q for the quarterly period ended June 30, 2010 to reflect the restatement.  Further, we will file a Form 8-K Current Report to disclose the restatement and announce that the previously issued financial statements should no longer be relied upon.

Please continue your review of the Protect Pharmaceutical Corporation registration statement.  Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

Yours truly,

/S/ Leonard E. Neilson

Leonard E. Neilson

:ae
Attachments
cc: William D. Abajian, Chief Executive officer, Protect Pharmaceutical Corporation